United States securities and exchange commission logo





                                January 18, 2022

       Robert Wessman
       Executive Chairman
       Alvotech Lux Holdings S.A.S.
       9, Rue de Bitbourg
       L-1273 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Alvotech Lux
Holdings S.A.S.
                                                            Registration
Statement on Form F-4
                                                            Filed December 20,
2021
                                                            File No. 333-261773

       Dear Mr. Wessman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed December 20, 2021

       Cover Page

   1.                                                   Disclose if the SPAC
s sponsors, directors, officers or their affiliates will participate in the
                                                        PIPE Financing.
   2. We note your disclosure here that the Sponsor has agreed to, among other things, waive its anti-dilution rights
with respect to its OACB Class B Ordinary Shares in connection with the consummation of the
Business Combination. We also note a reference on page F-47 to an anti-dilution
adjustment with respect to the OACB private placement warrants, which are also held by the
Sponsor. Please clarify whether the sponsor also has anti-dilution rights with respect to
its OACB private placement warrants and whether any financing
 Robert Wessman
Alvotech Lux Holdings S.A.S.
January 18, 2022
Page 2
         affiliated with the business combination would trigger this anti-dilution adjustment for the benefit of the sponsor.
Questions and Answers about the Business Combination
What equity stake will current OACB shareholders and Alvotech Shareholders have in TopCo after the Closing, page 10

3. We note that the table illustrating the ownership levels in TopCo excludes the impact of the shares underlying the TopCo warrants. Please disclose the sponsor and its affiliates'
         total potential ownership interest in the combined company, assuming exercise and conversion of all securities.
4. Revise your disclosure here and throughout the prospectus to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a tabular presentation in relation to redemptions showing a range of redemption scenarios, including an interim redemption level in addition to the minimum and maximum interim redemption levels that you currently present.
5. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
What interests do OACB   s current officers and directors have in the Business
Combination, page
12

6. We note your disclosure here and on page 25 concerning the interests of the sponsor and
         OACB's officers and directors in the business combination. Please expand your disclosure to quantify the aggregate dollar amount of what the sponsor, the company's officers and directors or any of their affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor, OACB's officers and directors or any of their respective affiliates are awaiting reimbursement. For example, we note your disclosure in a risk factor on page 112 stating that at the close of the business combination, the sponsor and OACB's executive officers and directors, and any of their respective affiliates, will be reimbursed for out-of-pocket expenses.
7. Please also clarify in your discussion of the interests of the sponsor and OACB's officers
FirstName LastNameRobert Wessman
       and directors whether the sponsor and its affiliates can earn a positive rate of return on
Comapany
       theirNameAlvotech
             investment, evenLux
                               if Holdings S.A.S.
                                  other SPAC  shareholders experience a
negative rate of return in
Januarythe
         18,post-business
             2022 Page 2 combination company.
FirstName LastName
 Robert Wessman
FirstName  LastNameRobert  Wessman
Alvotech Lux  Holdings S.A.S.
Comapany
January 18,NameAlvotech
            2022          Lux Holdings S.A.S.
January
Page 3 18, 2022 Page 3
FirstName LastName
8. We note your disclosure that certain affiliates of the sponsor have an ownership interest in the target company. Please provide that interest as an approximate dollar value based on the transaction value and recent trading prices as compared to the price paid.
9. It appears that OACB's articles of association waived the corporate opportunities doctrine.
         Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
10. We note your disclosure here and elsewhere throughout the prospectus, including on page
         261, that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please also revise your disclosure summarizing the background of the business combination beginning on page 143 to discuss the negotiation of this agreement.
Do I have redemption rights, page 13

11. We note your disclosure here that holders of public warrants do not have redemption rights with respect to such warrants in connection with the business combination. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
12. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Risk Factors
Risks Related to OACB and the Business Combination, page 104

13. Please include risk factor disclosure that highlights the material risks to public warrant holders, including those arising from differences between private and public warrants.
         Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
14. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Since Sponsor and OACB executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses, page 112

15. Please revise this risk factor to more clearly state that because the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders
 Robert Wessman
FirstName  LastNameRobert  Wessman
Alvotech Lux  Holdings S.A.S.
Comapany
January 18,NameAlvotech
            2022          Lux Holdings S.A.S.
January
Page 4 18, 2022 Page 4
FirstName LastName
         rather than liquidate. Please also highlight this risk in the Summary of the Proxy
         Statement/Prospectus.
The Business Combination
The Background of the Business Combination, page 143

16. Substantially revise the Background section to detail the negotiations concerning key aspects of the Business Combination and related transactions, including without limitation, the scope and valuation of the target's business, the merger
         consideration, and the structure of the transaction (including the negotiation and marketing processes for the PIPE transaction). Each proposal (preliminary or otherwise)
         and counterproposal concerning a material transaction term made between April 9 and
         December 7 should be described and the proposing party identified. In this regard, we note that the Background section as written discusses in general terms the topical areas discussed by the parties during the eight month negotiations and some of the final terms they mutually agreed upon but does so without any indication of how those terms evolved during the course of the discussions/negotiations.
17. Please expand your disclosure on page 143 to describe how Alvotech was identified as a target and by whom.
18. We note that Deutsche Bank Securities Inc. and Citibank Global Markets Inc. are serving as financial and capital markets advisors to you and also served as underwriters in the IPO and are eligible to receive deferred underwriting compensation. Please revise to disclose these conflicts of interest in the Summary and throughout your registration statement, as appropriate.
19. Please clarify whether any discussions took place with the target about the potential loss of clients in the near future or other events that may materially
affect the target   s prospects
         or its financial projections for future performance of the business.
20. Please clarify whether there were any valuations or other material information about the
         SPAC, the target, or the de-SPAC transaction provided to potential PIPE investors that have not been disclosed publicly.
21. Please revise your disclosure to include any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-
         existing relationships between SPAC sponsors and additional investors. Certain Engagements in Connection with the Business Combination and Related Transactions, page 152

22. We note your disclosure that with respect to the transaction, Morgan Stanley and Credit
         Suisse were engaged as financial advisors to Alvotech and Deutsche Bank was engaged as a financial advisor and capital markets advisor to OACB. We also note your disclosure on
 Robert Wessman
FirstName  LastNameRobert  Wessman
Alvotech Lux  Holdings S.A.S.
Comapany
January 18,NameAlvotech
            2022          Lux Holdings S.A.S.
January
Page 5 18, 2022 Page 5
FirstName LastName
         page 144 that Citibank was also involved in discussions with the other three banks as early as May 11, 2021. Please expand your disclosure in the Background section to further describe the role of these financial advisors in the transaction. In particular, please disclose when each financial advisor was engaged and the level of diligence they performed in connection with the transaction.
The Business Combination
Comparable Public Companies, page 152

23. Please revise to explain the basis for including each of the comparable public companies shown or excluding any public companies.
24.      Please explain how you determined Alvotech   s    TAM--Current
Pipeline    as based on
         reports provided by Evaluate Pharma and the following Alvotech growth projections as
         based on reports provided by CapIQ and Refinitiv:    2021-2025 Revenue
CAGR,       2025E
         Gross Margin    and    2025E Adj. EBITDA Margin.    If these reports
were not used, explain
         how you determined these amounts. Revise your presentation accordingly.
Certain Unaudited Alvotech Prospective Financial Information, page 154

25. Please provide us an analysis by year demonstrating the growth in total Alvotech revenue from $30 to $60 million for FY 2021 to an amount greater than $800 million for FY 2025 and the improvement in Adjusted EBITDA from ($150) million to ($200) million for FY
         2021 to an amount greater than $460 million for FY 2025 and revise your presentation accordingly. In this regard, quantify EBITDA and reconcile it to Adjusted EBITDA for each year. Also, provide us the following information.
             Describe and quantify the key assumptions underlying these financial
             projections, how they were developed and the factors considered by OACB's Board in concluding that they were reasonable.
             Describe alternative financial projections that were considered and (if any) and the basis for their rejection.
             Describe how these financial projections were used in your $2.3 billion valuation of
             Alvotech, as indicated on page 153.
             Provide a breakdown of future revenue by commercialization partner and type of payment for each year during 2021-2025.
             Provide a breakdown of Adjusted EBITDA by source for each year during 2021-
             2025.
             Describe and quantify the key factors underlying significant year-to-year changes in revenues by partner and Adjusted EBITDA by source during
2021-2025.
26.      Please provide a list of your    strategic commercialization
partnerships    with leading
         pharmaceutical companies, as discussed in the sixth bullet on page 156, and summarize key terms governing each partnership. In this regard, demonstrate how you determined their future remittances under these partnerships is expected to be on average
         approximately 40% of in-market sales" and provide a milestone breakdown by partner and
 Robert Wessman
FirstName  LastNameRobert  Wessman
Alvotech Lux  Holdings S.A.S.
Comapany
January 18,NameAlvotech
            2022          Lux Holdings S.A.S.
January
Page 6 18, 2022 Page 6
FirstName LastName
         year for the $150 million received to date and the $950 million to be received in the future.
27. Please explain the likely impact on the future prospects of AVT02 resulting from the recent FDA deferral of approval, as discussed on page 230, and associated litigation initiated by AbbVie, as discussed on pages F-125 to F-127. Revise the third bullet on page
         156 accordingly.
28. Please explain the qualitative and quantitative factors that you considered in establishing a
         75% or higher probability of success for your clinical and pre-clinical programs and the related launch of 5 products in more than 50 markets by 2025. Revise the seventh bullet on page 156 accordingly.
The Business Combination Agreement
Conditions to Closing the Business Combination, page 164

29.      Please clarify which conditions are subject to waiver.
U.S. Federal Income Tax Considerations, page 176

30.      We note your disclosure that the transaction "generally should qualify as an F
         Reorganization" and that a U.S. Holder should not recognize any gain or loss. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 of Staff Legal Bulletin No. 19. Additionally, please also refer to
         Sections III.C.3 and 4 of Staff Legal Bulletin No. 19 concerning assumptions and opinions subject to uncertainty. In this regard, we note the disclosure that the transaction "generally should qualify as an F Reorganization." If there is uncertainty regarding the tax treatment,
         counsel   s opinion should discuss the degree of uncertainty.
Business of Alvotech
Third Party Suppliers and Manufacturers, page 201

31. Please expand your disclosure to include a description of the sources and availability of your raw materials, including a description of whether prices of principal raw materials are volatile. Refer to Item 4.B.4. of Form 20-F.
Commercial partnerships, page 202

32. We note your disclosure here concerning your principal partners and partnerships by region. Please expand your disclosure to discuss the agreements in place with your partners, including all material provisions such as payment provisions, royalty provisions, term and termination provisions. To the extent you are substantially dependent on any such agreement, file the agreement as an exhibit. Alternatively, provide an analysis
 Robert Wessman
FirstName  LastNameRobert  Wessman
Alvotech Lux  Holdings S.A.S.
Comapany
January 18,NameAlvotech
            2022          Lux Holdings S.A.S.
January
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FirstName LastName
         supporting your determination the agreements are not required to be filed pursuant to Item
         601(b)(10)(B)(ii) of Regulation S-K.
33. We note your disclosure on pages 149 and 197 that you also have a strategic commercial partnership with Yangzte River Pharmaceutical Group in China. To the extent that this is a material partnership to your business, please discuss any agreement you have in place, including all material provisions such as payment provisions, royalty provisions, term and termination provisions. Please also file the agreement as an exhibit or explain to us why it is not required to be filed.
Our Pipeline, page 204

34. Please revise your disclosure here to include the material assumptions underlying your market estimate for each of your seven programs as shown in the graphic on page 205 and the risks associated with these assumptions. Please also provide your materiality analysis for why you have included your undisclosed programs, AVT16 and AVT33, as part of this overall market estimate, given their early phase development.
Our Programs, page 205

35. In your discussion of the preclinical and clinical development of your material programs, please revise your disclosure to specify the following information with respect to the trials that you have conducted, are currently conducting or plan to conduct:

                the indication;
                the number of participants in the trial;
                the primary and secondary endpoints as well as the results as they relate to those endpoints;
                any statistical analysis performed; and
                the occurrence of any serious adverse events.
AVT02, our high-concentration biosimilar to Humira, page 206

36. Please update this graphic such that all text, including that contained in the legend, is clearly legible.
Material Agreements, Partnerships and Suppliers, page 208

37. We note your discussion of your various licensing, development and supply agreements with STADA and Teva. We also note your disclosure beginning on page 253 concerning various agreements you have in place with Alvogen and Adalvo, Lotus Pharmaceuticals and Fuji Pharma. Please expand your disclosure to ensure that you describe the material terms of each agreement including, as applicable:

                the nature and scope of any intellectual property transferred; each parties' rights and obligations;
                quantification of all up-front or execution payments received or paid to date;
 Robert Wessman
FirstName  LastNameRobert  Wessman
Alvotech Lux  Holdings S.A.S.
Comapany
January 18,NameAlvotech
            2022          Lux Holdings S.A.S.
January
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                aggregate amounts paid or received to date under the agreement; aggregate amounts of all potential development, regulatory and commercial
              milestone payments;
                quantification of the royalty rate, or a range no greater than 10 percentage points per tier;
                disclosure of the duration of the agreement and when royalty provisions expire; and
                disclosure of termination provisions.

         To the extent you are substantially dependent on any agreement, file the agreement as an exhibit. Alternatively, provide an analysis supporting your determination the agreements are not required to be filed pursuant to Item 601(b)(10)(B)(ii) of Regulation S-K.
China Joint Venture, page 209

38. We note your disclosure here as well as in a risk factor on page 64 concerning your joint venture in China with Changchun High & New Technology Industries (Group) Inc. Please
         expand your disclosure here to discuss the joint venture agreement in greater detail, providing all material provisions such as each party's rights and obligations, payment provisions, royalty provisions, term and termination provisions. To the extent you are substantially dependent on this agreement, file the agreement as an exhibit. Alternatively, provide an analysis supporting your determination the agreements are not required to be filed pursuant to Item 601(b)(10)(B)(ii) of Regulation S-K. Intellectual Property, page 210

39. Please expand your disclosure to provide a description of your patent portfolio. For each material patent and patent application, please disclose the specific product(s) to which such patent or patent application relates, whether the patents are owned or licensed, the type of patent protection, the expiration dates, and applicable material jurisdictions, including any foreign jurisdiction.
Facilities, page 221

40. Please expand your disclosure here to include a description of the size and uses of each property as well as each property's productive capacity and extent of utilization. Please also describe any environmental issues that may affect the company's utilization of these assets. Refer to Item 4.D. of Form 20-F.
Alvotech Managements Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Research and development expenses, page 240

41. Please disclose your research and development expenses by product candidate for each period presented. To the extent that you do not track expenses by product candidate, please disclose as such, and provide a breakdown by nature of type of expense.
 Robert Wessman
FirstName  LastNameRobert  Wessman
Alvotech Lux  Holdings S.A.S.
Comapany
January 18,NameAlvotech
            2022          Lux Holdings S.A.S.
January
Page 9 18, 2022 Page 9
FirstName LastName



Certain Alvotech Relationships and Related Person Transactions
Shareholder Convertible Loans, page 255

42. We note your discussion of the various loan and financing agreements that you have in place. Please update your discussion of these various agreements to include additional disclosure regarding the basic terms of these agreement including tranches (if any), restrictive covenants on the conduct of your business (if any), the interest rate and maturity of the loan granted pursuant to the agreement and termination provisions. Please also file the agreements as exhibits or, alternatively, please explain why this disclosure and the filing of the agreements are not required.
Management of Topco after the Business Combination, page 282

43. Please clarify whether any person referred to here was selected as a director or member of senior management pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others. Refer to Item 6.A.5. of Form 20-F.
Beneficial Ownership of Securities, page 310

44. Please disclose the natural person or persons who exercise voting and/or dispositive control with respect to the securities owned by the entities listed in the table.
Notes to the Consolidated Financial Statements
5. Revenue and other income
Out-license agreements, page F-79

45. Please expand your disclosure to separately quantify upfront payments, milestone payments by type (e.g. development and regulatory) and the profit sharing
         range for each out-licensing agreement. Also, explain why your agreements with Fuji, as discussed on page 254, were omitted from this disclosure and explain how this out-
         licensing activity is consistent with your statement on page F-82 that "the increase in forecasted profit as per the 2020 ten-year forecast (was) largely driven by a significant number of new contracts with customers that were executed in 2020 with known milestone payments due at fixed times over the next ten years." In this regard, explain the key terms governing these new contracts with your customers, particularly the nature of fixed timing for the associated milestone payments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Robert Wessman
Alvotech Lux Holdings S.A.S.
January 18, 2022
Page 10

        You may contact Franklin Wyman at (202) 551-3660 or Vanessa Robertson at (202) 551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Jeffrey Gabor at
(202) 551-2544
with any other questions.



                                                        Sincerely,
FirstName LastNameRobert Wessman
                                                        Division of Corporation
Finance
Comapany NameAlvotech Lux Holdings S.A.S.
                                                        Office of Life Sciences
January 18, 2022 Page 10
cc:       Nicolas Dumont
FirstName LastName